Exhibit 1.1

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

November 12, 2024

To Our Shareholders:

Company name:	Inageya Co., Ltd.
Representative:	Yoshikazu Motosugi, Representative Director and President
Securities code:	8182 TSE Prime
Inquiries:	Kazushige Hamura, Senior Managing Director (Tel. +81-42-537-5111)

Notice of Differences Between Earnings Forecast for

Second Quarter of Fiscal Year Ending March 31, 2025 (Interim Period) and Actual Results

Inageya Co., Ltd. (the “Company”) hereby announces that differences have arisen between its consolidated earnings forecasts for the second quarter of the fiscal year ending March 31, 2025 (the interim period), dated June 24, 2024, and the actual results published today, as detailed below.

1.	Differences between consolidated earnings forecasts for the second quarter (interim period) of fiscal year ending March 31, 2025 and the actual results (From April 1, 2024, to September 30, 2024)

(Rounded down to the nearest million yen)

	Operating revenue	Operating profit	Ordinary profit	Net profit attributable to owners of the parent	Interim net profit per share
Previous forecast (A)	127,000	600	550	1,631	35.19 yen
Actual result (B)	127,791	287	274	2,463	53.13 yen
Increase/decrease (B) - (A)	791	(312)	(275)	832
Increase/decrease rate (%)	0.6	(52.1)	(50.0)	51.0
Reference: Results for interim period of fiscal year ended March 31, 2024	129,199	1,292	1,400	786	16.96 yen

2.	Reasons for differences

During the interim period, Japanese economy moved gradually in a positive direction as employment and income conditions improved. However, the weak yen and rising energy prices continued and defensive spending behaviors remained persistent among customers.

Under these circumstances, the Inageya Group sought to differentiate itself from competitors by pressing ahead with major refurbishment of existing stores and focusing its efforts on the provision of discerning products, which included strengthening its fresh foods, prepared meals, and in-store bakery items, and expanding the availability of fresh fish sushi selections. In addition, the Group took action to address the polarization of consumers between value and price by expanding the AEON Group’s private brand TOPVALU. As a result of these efforts, operating revenue exceeded the previous forecast.

In terms of sales, general and administrative expenses, the Group worked hard to minimize increasing costs while maintaining service levels by digitizing sales promotions, revising logistics routes, and completing the installation of full and semi self-checkout systems to alleviate customers’ stress when waiting in checkout lines and improve the efficiency of hours worked by checkout staff. Despite these efforts, costs exceeded the original projections, causing operating profit and ordinary profit to fall below the previous forecast.

Meanwhile, as announced in the news release “Notice of Recording of Extraordinary Income (Gain on Sale of Shares of Subsidiaries and Affiliates)” published today, the Company transferred the shares of its former subsidiary Welpark Co., Ltd. to Welcia Holdings Co., Ltd., and recorded an associated gain on sale of shares. As a result, net profit attributable to owners of the parent exceeded the previous forecast.